Node40 Campaign Video Transcript

Perry Woodin, Co-Founder, Node40

Hi, my name is Perry Woodin. I'm co-founder along with Sean Ryan of the crypto tax platform, NODE40. Calculating your cryptocurrency tax liability Is a particularly difficult problem. It all comes down to how the IRS treats cryptocurrency. Whether it's a trade or disposition for the purchase of goods or services, it's considered a taxable event.

Calculating those gains and losses on all the transactions you've performed can be daunting and it's really not something that can be done manually, it needs to be done through software. Sean and I realized early on that regulators would require cryptocurrency users to specifically identify the lots that were used in transactions. When we first built the platform, it was for our own internal use. We realized what we built was going to be useful to everybody in the market and that was the genesis of NODE40.

So in the past, the number of people who have paid their cryptocurrency tax liability has been quite small. Now, Sean and I have been in the space for quite a while. In 2015, we were probably two of around 800 people who actually paid their cryptocurrency tax liability. This year is going to be different. To illustrate that point, there's a story that Sean and I like to tell about how regulators can influence compliance.

In 1987, 7 million children disappeared from the US. How can that happen? Well, 34 years ago, the IRS made people who are claiming dependents on their tax forms, list the social security numbers of those dependents. How does that relate to cryptocurrency? Well, this year, the IRS is asking people to attest under penalty of perjury as to whether or not they've interacted with cryptocurrency at the very top of the form 1040.

What that means is some 40 to 60 million US taxpayers are going to attest to having interacted with cryptocurrency. That's a sizable market and one we're well-equipped to address. We're trusted and used by some of the top accounting firms in the country. We're excited to begin the next chapter of our journey, and we invite you to join us as an investor. Thank you.

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